1801 California Street, Suite 5200
Denver, Colorado 80202

September 6, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

Form N-14 / File No. 333-232997

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on August 2, 2019 (Accession Number: 0001193125-19-212151), relating to the proposed reorganizations (the “Reorganizations”) of Transamerica Concentrated Growth (“Target Fund 1”) into Transamerica US Growth (“Destination Fund 1”, and the transaction “Reorganization 1”) and Transamerica Growth (“Target Fund 2”) into Transamerica Capital Growth (“Destination Fund 2”, and the transaction “Reorganization 2”). Each Target Fund and Destination Fund is also referred to herein as the “Fund” or “Funds”.

The Staff noted that all comments to similar disclosure in Reorganization 1 and Reorganization 2 generally apply to both sections, as applicable.

Below are the Staff’s comments, which were conveyed to the Registrant in writing on August 15, 2019 and on August 19, 2019, and the Registrant’s responses thereto.

1.	Comment: In the “Where to Get More Information” section, please confirm and disclose whether each Fund’s most recent annual and semi-annual reports are also incorporated by reference.

Response: The Registrant so confirms and has added disclosure consistent with the Staff’s comment.

2.

Comment: In the “Questions and Answers – How Will the Reorganizations Work?” section, the sixth bullet conflicts with disclosure in the “Why did the Trustees Approve the Reorganizations?” section of the Registration Statement. Please confirm and reconcile the language.

Response: The Registrant has made changes in response to the Staff’s comment to reconcile this difference.

3.	Comment: In the “Questions and Answers – How do the Target Funds and the Destination Funds compare? - Investment Strategy” section of Reorganization 1, please explain the following sentence:

“The Destination Fund emphasizes stock specific risk while minimizing other sources of broad market risk, seeking relative performance not dependent on the market environment.”

Response: The Registrant has made revisions to the relevant disclosure in response to the Staff’s comment.

4.

Comment: “Questions and Answers – How do the Target Funds and the Destination Funds compare? - Investment Strategy” section of Reorganization 1, because the Destination Fund has “US” in its name, please state that it will invest 80% of its assets in US equities, and thus, can only invest up to 20% of its assets in foreign securities. To clarify the comparison, please note that the Target Fund has no such limitation.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.

Comment: In the “Questions and Answers - How do the Target Funds and the Destination Funds compare? - Principal Risks” with respect to Reorganization 1 and Reorganization 2, please discuss how the risks are similar and their primary differences between the Funds.

Response: The Registrant believes the current presentation of risk disclosures, which is consistent with the presentation in past Form N-14s, is appropriate.

6.

Comment: “Questions and Answers - How do the Target Funds and the Destination Funds compare? - Total Operating Expenses” bullet of Reorganization 1 and Reorganization 2, please clarify that the timeframe of the expense limitation agreement following each Reorganization is through March 1, 2021, and note that the expenses may increase after the expiration of such expense limitation.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.

Comment: In the “Questions and Answers - Who Bears the Expenses Associated with the Reorganizations” section, please explain the expected benefits for the Target Fund shareholders in Reorganization 2 that are different from the expected benefits of the Target Fund shareholders in Reorganization 1, resulting in the costs of Reorganization 2 being borne solely by the Target Fund.

Response: With respect to Reorganization 2, the Registrant notes that, as a result of the Reorganization, holders of each class of shares of the Target Fund are expected to derive a more significant reduction in both management fees and total net expenses than the reductions in such fees to be derived by the holders of the corresponding classes of shares of the Destination Fund. Therefore, the Registrant determined that Target Fund shareholders in Reorganization 2 should bear the costs of the Reorganization. With respect to Reorganization 1, the Registrant notes that, as a result of the Reorganization, the holders of each class of shares of both the Target Fund and the Destination Fund are expected to derive similar reductions in both management fees and total net expenses. As a result, the Registrant determined that both Target Fund and Destination Fund shareholders in Reorganization 1 should bear the costs of the Reorganization.

8.	Comment: Please explain why Class T2 shares will be issued in Reorganization 1, as neither Target Fund 1 nor Destination Fund 1 currently offers Class T2 shares.

Response: The Registrant notes that the Funds in Reorganization 1 currently offer investors a choice of four classes of shares: Class A, Class C, Class I and Class I2. Class T2 shares are not currently offered, but could be offered by Target Fund 1 prior to the date of Reorganization 1. For this reason, Class T2 shares are included in the Registration Statement.

9.

Comment: Please conform the language in the “Question and Answers” section and the “Reorganization 1” section to state that the investment objectives and policies are either “similar” or “substantially similar.”

Response: The Registrant has made changes in response to the Staff’s comment.

10.

Comment: In the “Reorganization 1” section, please provide additional narrative disclosure comparing and contrasting the fees and expenses of the Target Fund and the Destination Fund. Additionally, please specifically note that expense may increase after the expiration of the expense limitation.

Response: With respect to the Staff’s comment relative to comparing and contrasting the fees and expenses of the Funds in Reorganization 1, the Registrant believes the current disclosure, which is consistent with the presentation in past Form N-14s, is appropriate. With respect to the Staff’s comment regarding disclosure of the expiration of the expense limitation agreement, the Registrant has made changes consistent with the Staff’s comment.

11.

Comment: The Staff notes that the risk disclosure should be listed in order of significance and requests clarification as to the reason that the “additional principal risks” are listed separately and alphabetically.

Response: The Registrant has made certain changes in response to the Staff’s comment. While the Registrant has made changes, the Registrant also wishes to maintain a consistent presentation of risk disclosures across the current prospectuses within the Transamerica fund complex. The Registrant is also considering reordering the principal risks in connection with the next annual update.

12.	Comment: In “The Funds’ Past Performance” sections in Reorganization 1 and Reorganization 2, please confirm all numbers.

Response: The Registrant so confirms.

13.	Comment: Please move “The Funds’ Fees and Expenses” section to before “The Funds’ Past Performance” section pursuant to Item 3a of Form N-1A.

Response: The Registrant has made changes consistent with the Staff’s comments.

14.

Comment: Please confirm and revise the statement that fees and expenses of the Destination Fund have been adjusted to reflect management fees and fee waivers/expense reimbursements effective as of August 2, 2019, as reflected in footnote 3 to the fee table, assuming the reorganization is completed. Additionally, please revise the tables of the Destination Fund to reflect the new fee arrangements.

Response: The Registrant has made changes consistent with the Staff’s comments.

15.	Comment: Please confirm that the Funds’ Fees and Expenses in Reorganization 1 and Reorganization 2 are current fees per Item 3a of Form N-1A.

Response: The Registrant so confirms.

16.	Comment: Please confirm supplementally that there will be no recapture of waived or reimbursed expenses for the Target Fund following the completion of Reorganization 1.

Response: The Registrant so confirms.

17.	Comment: Please confirm the number of the pro forma “Other Expenses” for Class C in Reorganization 1 (0.55%), and supplementally explain the reason for the increase.

Response: The Registrant has re-examined the pro forma “Other Expenses” for Class C in Reorganization 1 and determined that such expenses are expected to be much lower than initially anticipated (i.e., 0.13% rather than 0.55%). The Registrant has updated the applicable Fees and Expenses table in Reorganization 1 accordingly.

18.	Comment: Please consider whether the Fee Table and Expense Example should be shown for Class T2 shares.

Response: Please see the Registrant’s response to Comment 8.

19.

Comment: In the “Fees and Expenses – Annual Fund Operating Expenses” tables for Reorganization 1 and Reorganization 2, please revise the similar footnote disclosure from “any other lower limit then in effect” to “the expense cap in place at the time such amounts were waived.”

Response: The Registrant has made changes consistent with the Staff’s comment.

20.

Comment: In the “Funds’ Fees and Expenses – Annual Fund Operating Expenses” table, the Staff notes that “Other Expenses” for a new class generally should be based on actual fund expenses. Please explain for Class T2 shares the reason the fund is estimating Other Expenses.

Response: While the Fund is not a new fund, the Registrant notes that Class T2 shares are not yet operational and are not presently offered for sale to the public. Therefore, the Registrant believes that it is appropriate to present estimates of the “Other Expenses” for this share class.

21.	Comment: Please delete the second set of examples in the “Examples Table” for Reorganization 1 and Reorganization 2.

Response: The Registrant has made changes consistent with the Staff’s comment (with the exception of Class C shares in Reorganization 1 because of the Contingent Deferred Sales Charges applicable to this share class).

22.

Comment: The Staff notes that the contractual fee waivers and expense reimbursements must be for periods of no less than one year from the effective date of the Registration Statement and will only apply to the Destination Funds. Please clarify bullet four under “Reasons for the Proposed Reorganization - Fees and Expenses” in Reorganization 1 and Reorganization 2 to state that the total operating expenses after Reorganization 1 and Reorganization 2 are only expected to be the same or lower through March 31, 2021, when the fee waiver and expense reimbursements terminate.

Response: The Registrant has made changes consistent with the Staff’s comment.

23.

Comment: In the “Funds’ Fees and Expenses – Annual Fund Operating Expenses” table for Reorganization 2, the Staff notes that “Other Expenses” for a new class generally should be based on actual fund expenses. Please explain for Class R1 and R6 the reason the fund is estimating Other Expenses.

Response: While the Fund is not a new fund, the Registrant notes that Class R1 and Class R6 shares are not yet operational and are not presently offered for sale to the public. Therefore, the Registrant believes that it is appropriate to present estimates of the “Other Expenses” for these share classes.

24.

Comment: In the “Funds’ Fees and Expenses – Annual Fund Operating Expenses” table for Reorganization 2, please confirm that footnotes (3) and (4) are relevant since no waiver or reimbursement is disclosed in the corresponding fee and expense tables.

Response: The Registrant has deleted the relevant footnotes noted in the Staff’s comment.

25.

Comment: Please provide estimates of the amount of target securities expected to be sold and significant brokerage expenses that may be incurred by the shareholders of the combined Destination Fund for each Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

26.

Comment: In the “Tax Status of the Reorganizations” section, please confirm the use of April 30, 2019 for the date of the dividend distribution by the Target Funds. Additionally, please confirm the numbers disclosed in the distribution table.

Response: The Registrant has revised the Registration Statement to reflect June 30, 2019 as the date for the dividend distribution. The Registrant so confirms the distribution numbers disclosed in the Registration Statement.

27.	Comment: In Part C, please clarify the following sentence: “All exhibits filed previously are herein incorporated by reference.”

Response: The Registrant has deleted the relevant sentence noted in the Staff’s comment.

Additional SEC Accounting comments received in writing on August 19, 2019:

28.

Comment: In the “Fees and Expenses – Annual Fund Operating Expenses” tables for Reorganization 1, please revise the presentation of the “All Other Expenses” line item in the fee and expense tables to be consistent.

Response: The Registrant has made changes consistent with the Staff’s comment.

29.

Comment: In the Financial Highlights, please confirm the change in expense ratios for Class A shares of Transamerica Concentrated Growth from 2017 to 2018, and supplementally explain what caused the expenses to increase in 2017.

Response: The Registrant so confirms. The Registrant notes that there was a one-time increase in Class A transfer agency fees in 2017 due to an increase in shareholder account activity. Shareholder account activity in Class A of the Fund subsequently decreased in 2018. The effect of the Fund’s change in shareholder activity for Class A shares in 2017 resulted in a significant increase in the Fund’s gross expense ratio for fiscal year 2017.

30.	Please confirm in bullet three under “Reasons for the Proposed Reorganization - Fees and Expenses” in Reorganization 1 whether the exception should be for Class A or Class C shares.

Response: The Registrant has re-examined the fees and expenses for Reorganization 1 and, as a result, made updates to the Fees and Expenses tables included for Reorganization 1. In connection with these updates, the Registrant has also made corresponding updates to the bullets under “Reasons for the Proposed Reorganization – Fee and Expenses” in Reorganization 1.

31.	Comment: Please supplementally confirm whether any of the costs of the Reorganizations are covered by waiver agreements.

Response: The Registrant confirms that the costs associated with the Reorganizations are deemed to be a one-time, extraordinary expense and are not covered by the Funds’ expense limitation agreements.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.

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